DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (TELEPHONE)
                            303.988.6954 (FACSIMILE)
                           EMAIL: ddalmy@earthlink.net



April 21, 2009


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Jill Davis, Branch Chief
      James Giugliano, Staff Attorney
      George Schuler, Mining Engineer


Re:  Uranium International Corp.
     Form 10-KSB for Fiscal Year Ended February 28, 2008
     File No. 000-52660
     Filed June 12, 2008


To Whom It May Concern:

On behalf of Uranium International Corp., a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated February 27, 2009 (the "SEC Letter") regarding the Form 10-KSB for fiscal year ended February 28, 2008 (the "Annual Report").

FORM 10-KSB FOR FISCAL YEAR ENDED FEBRUARY 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 17

1. In accordance with the staff's comments, the auditor's report dated May 30, 2008 from James Stafford, Chartered Accountants (the "Independent Auditors") has been revised to state that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB").


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Securities and Exchange Commission
Page Two
April 21, 2009





2. In response to the staff's comments, please be advised that the Independent Auditors states that the accounting records for the Corporation are maintained in Vancouver, British Columbia, Canada and that the Corporation in prior years pursued opportunities related to mineral property exploration in Canada. Furthermore, the Independent Auditors stated that they completed their audit procedures related to the financial statements of the Corporation without reliance on other auditors.

ENGINEERING COMMENTS

GENERAL

3. In accordance with the staff's comments, please be advised that in the event the Corporation refers to or uses the terms "measured", "indicated" and "inferred" resources in any press releases or on its website, the Corporation will at all times include the following language in such press releases. Moreover, the Corporation's website has been revised to include the following language.

         "Cautionary Note to Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings, with the Securities and Exchange Commission, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website or in our press releases, such as "measured", "indicated", and "inferred" resources, which the Securities and Exchange Commission guidelines strictly prohit U.S. registered companies from including in their filings the Securities and Exchange Commission. Investors are urged to consider closely the disclosure in our Form 10-K, which may be secured from us, or from the Securities and Exchange Commission website at http://www.sec.gov/edgar.shtml."

CURRENT BUSINESS OPERATIONS, PAGE 8

4. In accordance with the staff's comments, please be advised that the Annual Report on Form 10-KSB has been amended to remove terms such as "develop", "development" or "production" and replaced such terms with "explore" or "exploration".



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Securities and Exchange Commission
Page Three
April 21, 2009




5. In accordance with the staff's comments, please be advised that the Annual Report on Form 10-KSB has been amended to indicate that it is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of its proposed properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

6. In accordance with the staff's comments, please be advised that the Annual Report on Form 10-KSB has been revised to delete any reference to historical demonstrated resources.

URANIUM EXPLORATION REGULATION, PAGE 15

7. Please be advised that the Corporation was at the time of filing its Annual Report on Form 10-KSB was and is continuously pursuing mining opportunities in countries other than the United States and, therefore, believes it prudent to include this section regarding regulation due to foreign law. This disclosure will also be included in the Annual Report on Form 10-K for fiscal year ended February 28, 2009.

DESCRIPTION OF PROPERTY, PAGE 24

 8 - 13. In accordance with my discussions with Mr. George Schuler, Mining Engineer, regarding the applicability of Guide 7 and the required disclosure, we came to the conclusion that such disclosure as required under Guide 7 was not required or applicable in that the properties in New Mexico were only optioned at the time of disclosure, such properties had not been acquired, and such properties were not included on the balance sheet as assets with any impairment or write-down. We concluded that including such discussion would be misleading to an investor. Moreover, as previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission, the Corporation disclosed that it had entered into a termination agreement with Strathmore Resources (US) Inc. ("Strathmore"), pursuant to which the parties agreed that the option agreements regarding the Nose Rock and Dalton Pass options were terminated.

Thank you for your attention in this matter.

Sincerely,

/s/ DIANE D. DALMY
__________________
    Diane D. Dalmy